Exhibit 99.10

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE US SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

Mdxhealth

Limited Liability Company

Registered office: CAP Business Center, Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31, 4040 Herstal, Belgium
VAT BE 0479.292.440 Register of Legal Entities Liège, division Liège

Exact sciences Warrants

Terms and Conditions

The present terms and conditions (hereinafter referred to as the “Conditions”) contain the issue and exercise conditions of the subscription rights, named “Exact Sciences Warrants” (the “Warrants”), issued by MDxHealth SA, a limited liability company (société anonyme) organised and existing under the laws of Belgium, with registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, registered with the register for legal entities (registre des personnes morales) under number 0479.292.440 (RLP Liège, division Liège) (the “Company”) on [●] (the “Issue Date”) following the second amendment to the asset purchase agreement entered by and between the Company and Genomic Health, Inc. (“Exact Sciences”) on August 2, 2022, pursuant to which, among other things and subject to the terms and conditions included in the asset purchase agreement, Exact Sciences agreed to sell and assign, and the Company agreed to purchase and assume, the business of developing, marketing and performing the Oncotype DX Genomic Prostate Score test.

Subject to, and in accordance with, the terms and conditions set forth in the Conditions:

Warrants issued:	1,000,000 Warrants

Shares per Warrant:	each Warrant confers the right (but not the obligation) on the Holder thereof (as defined below) to subscribe, upon exercise of the Warrant, for one (1) new Share of the Company (as defined below) (as may be adjusted and/or substituted pursuant to section 6 of the Conditions) to be issued by the Company against payment in cash of the Exercise Price.

Exercise Price:	USD 5.265 per Warrant (as may be adjusted pursuant to section 6 of the Conditions) (the “Exercise Price”).

Term:	The Warrants have a term (the “Term”) ending on (and including) 18:00 hours on August 22, 2028 (the “Expiration Date”).

1.	Certain Definitions and Interpretation

1.1.	Certain definitions: In these Conditions, the following words and expressions that are not defined elsewhere in these Conditions shall have the following meanings, save where the context requires otherwise:

“Affiliate” means, when used with respect to a Person, any Person that controls, is controlled by or is under common control with such Person, for so long as such control exists. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting shares of such entity, or by contract or otherwise.

“Belgian Companies and Associations Code” means the Belgian Companies and Associations Code of 23 March 2019, as amended from time to time, and the rules and regulations promulgated thereunder.

“Business Day” means a day on which banks are generally open for business in Brussels (Belgium) and New York (United-States), excluding Saturdays and Sundays.

“Holder” means a Person from time to time who entered in the warrant register of the Company as a holder of one or more Warrants.

“Person” means any individual or natural person, any legal entity with separate legal personality, partnership, joint venture, (joint share) corporation, association, limited liability company, trust, unincorporated organisation, or any governmental entity (or any department, agency or political subdivision thereof).

“Trading Day” means any day on which the Shares are traded on the Nasdaq Capital Market, or, if the Nasdaq Capital Market is not the principal trading market for the Shares, then on the principal securities exchange or securities market on which the Shares are then traded.

“Share” means any ordinary share (aandeel / action) outstanding from time to time representing the Company’s share capital.

1.2.	Headings: Headings used in these Conditions are for convenience purposes only and shall not affect the construction or interpretation of these Conditions.

1.3.	Meaning of references: Unless the context does not so permit, or save where specifically indicated otherwise:

(a)	references to articles are to sections in these Conditions, and references to sub-sections or paragraphs are to sub-sections or paragraphs of the section in which such references appear;

(b)	references to Schedules are references to the schedules to these Conditions;

(c)	the words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to these Conditions as a whole and not to any particular section, paragraph or other subdivision;

(d)	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation, and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(e)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form and shall also include e-mail;

(f)	references to any statute, regulation or statutory provision shall be deemed to include reference to any statute, regulation or statutory instrument which amends, extends, consolidates or replaces the same (or shall have done so) and to any other regulation, statutory instrument or other subordinate legislation made thereunder or pursuant thereto, provided that no such reference shall include any amendment, extension or replacement of the same with retrospective effect;

(g)	all periods of time set out herein shall be calculated from midnight to midnight local time in Brussels, Belgium. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, it shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)) (“van de zoveelste tot de dag vóór de zoveelste” / “de quantième à veille de quantième”).

1.4.	Fractional value: For the purpose of these Conditions, the fractional value (fractiewaarde / pair comptable) of the Company’s Shares from time to time shall be determined as a fraction, (a) the numerator of which is the amount of the Company’s share capital at that time, and (b) the denominator of which is the aggregate number of actually issued and outstanding Shares of the Company at that time.

1.5.	Language: The Conditions were drawn up in English, after which a French translation was prepared. In the case of discrepancies between the English and the French version, the English version shall prevail between the parties hereto to the fullest extent possible and permitted by Belgian law. Notwithstanding the foregoing, Belgian legal concepts which are expressed in English language terms, are to be interpreted in accordance with the Belgian legal terms to which they refer, and the use herein of French and/or Dutch words in these Conditions as translation for certain words or concepts shall be conclusive in the determination of the relevant legal concept under Belgian law of the words or concepts that are so translated herein.

2.	Nature and Form of the Warrant

2.1.	Nature of the Warrants: Each Warrant has been issued in the form of one subscription right (inschrijvingsrecht / droit de souscription), subject to the terms of these Conditions, which are binding upon the Company and each Holder. A total of one million (1,000,000) Warrants has been issued.

2.2.	Subscription right: Subject to, and in accordance with, the terms and conditions set forth in these Conditions, each Warrant confers the right (but not the obligation) on the Holder thereof to subscribe, upon exercise of the Warrant, for one (1) new Share to be issued by the Company (as may be adjusted and/or substituted pursuant to section 6 of the Conditions) against payment in cash of the Exercise Price of the Warrant (as may be adjusted pursuant to section 6 of the Conditions).

2.3.	No shareholder rights: The Holder of a Warrant is not a shareholder of the Company solely by virtue of holding the Warrant, and therefore does not have the rights of a shareholder in relation to the Shares to be issued or delivered to the holder of the Warrant upon an exercise of the Warrant until the exercise of the Warrant and the issue and delivery of the relevant Shares. The Holder will, however, have the right to attend general shareholders’ meetings of the Company to the extent permitted by applicable law.

2.4.	Form: The Warrants are in registered form. In accordance with applicable law, the ownership and rights to a Warrant is recorded in a warrant register book, which is kept at the registered office of the Company. The Warrants cannot be converted into a bearer instrument or in dematerialised form. At the request of the Holder, the Company shall confirm in writing the number of Warrants held by the Holder by means of a confirmation substantially in the form of Schedule 1 (the “Confirmation”).

2.5.	No listing: The Warrant shall not be listed at any time on a securities exchange, regulated market, multilateral trading facility or similar securities market.

2.6.	Transferability of the Warrant: Except if the Company were to explicitly allow a transfer of the Warrants, the Warrants cannot be transferred by Holder.

3.	Term of the Warrant

The Warrants have a Term starting as from their issuance and ending on (and including) 18:00 hours on the Expiration Date. A Warrant automatically expires and becomes invalid (caduque) by operation of law on 18:00 hours on the Expiration Date, unless it is exercised prior to such time by the Holder thereof in accordance with the terms and conditions set forth in these Conditions.

4.	Shares issuable upon exercise of the Warrants

The Shares to be issued upon each exercise of the Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding Shares at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

5.	Exercise of the Warrants

5.1.	Right to exercise: Each Warrant can be exercised at any time as from [●], 2024 until the expiry of the Term, provided that a number of Warrants with an aggregate Exercise Price of at least $250,000 are exercised by the Holder. The exercise of a Warrant following the Expiration Date shall be considered void.

5.2.	Limitations on exercises. To the extent any Warrant is not exercised earlier, such Warrant will lapse and terminate immediately at 18:00 hours on the Expiration Date, without further notice, and the rights to exercise the Warrants shall be of no further force or effect whatsoever thereafter.

5.3.	Exercise Notice: The Warrants can only be exercised by means of a duly completed and signed written notice substantially in the form of Schedule 2 (the “Exercise Notice”). The Exercise Notice must be served on the Company in accordance with the provisions of section 9.4. The date on which the Exercise Notice shall have been served (or be deemed served) on the Company pursuant to section 9.4 shall be the exercise date of the relevant Warrants (the “Exercise Date”). The Exercise Date must fall within the Term.

5.4.	Payment of the Exercise Price: Upon the exercise of a Warrant, the applicable Exercise Price must be paid in cash by means of a wire transfer of such amount in immediately available funds in USD to the special account of the Company that shall be notified by the Company to the Holder of the Warrant (the “Exercise Account”). The Company shall, as promptly as practicable and in any event no later than one (1) Business Day after the Exercise Date of a Warrant, notify the Holder of the Warrant of the details of the relevant Exercise Account via email to the address mentioned in the Exercise Account. If the applicable Exercise Price of a Warrant is not paid in accordance with the foregoing provisions and received by the Company on the Exercise Account prior to 16:00 hours on the third (3rd) Business Day following the Exercise Date, the Warrant shall be deemed not to have been exercised. Should the Company’s share capital be expressed in euro in the Company’s articles of association, for the purpose of the capital increase and the amendment of the Company’s articles of association resulting from the exercise of Warrants, the amount equal to the relevant aggregate Exercise Price for such Warrants exercise shall be converted into euro on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank (“ECB”) on https://www.ecb.europa.eu/stats/policy_and_ exchange_rates/euro_reference_exchange_rates/html/index.en.html (or such other relevant website of the ECB) (the “Exchange Rate”) on the Business Day preceding the date of the relevant notarial deed in which the issuance of the relevant new Shares and the corresponding capital increase are established, and whereby final amount in euro will be rounded down to the nearest two decimals.

5.5.	No exercise for fractions of Shares: The Warrants can only be exercised for a whole number of Shares, and not with respect to fractions of Shares. If as a result of an adjustment pursuant to section 6 of the Conditions a Warrant were to give the right to subscribe for a fraction of a Share, the Warrants can be exercised in an aggregated manner by the Holder thereof in such a manner that the number of Shares issuable upon exercise of the Warrants concerned (including the relevant fractions of a Share) shall be aggregated, but rounded down to the nearest whole number of Shares.

5.6.	Issue and delivery of the Shares: The Company shall only be obliged to issue Shares upon an exercise of a Warrant provided that (a) the exercise complies with sections 5.1 and 5.2, (b) the relevant Exercise Notice has been served upon the Company in accordance with section 5.3, and (c) the applicable aggregate Exercise Price has been paid in accordance with the provisions of section 5.4. Subject to the foregoing, the Company shall issue and deliver the relevant Shares as soon as practicable, but in any event no later than 18:00 hours on the fourteenth (14th) Business Day after the Exercise Date (the “Delivery Date”).

5.7.	Form of the Shares: The Shares to be delivered upon the exercise of the Warrants shall be delivered by 18:00 hours on the Delivery Date in accordance with the delivery instructions set out in the Exercise Notice or, in the absence of such instructions, in registered form and recorded in the component of the Company’s share register that is maintained in the United States with the Company’s transfer agent and registrar in the United States.,.

5.8.	Capital increase: In accordance with applicable law, upon the exercise of Warrants, the capital increase and issue of new Shares resulting therefrom shall be formally recorded before a notary public by one or more authorised representatives of the Company.

5.9.	Allocation of the Exercise Price: Upon the exercise of Warrants and the issue of the relevant new Shares pursuant to these Conditions, the applicable aggregate Exercise Price shall be allocated to the share capital of the Company. If the amount of the applicable Exercise Price per Share issued is greater than the fractional value of the existing Shares immediately prior to the capital increase, then the applicable aggregate Exercise Price shall be allocated in such a manner that per Share issued (i) a part of the applicable aggregate Exercise Price equal to the fractional value of the existing Shares immediately prior to the capital increase shall be booked as share capital, and (ii) the balance of the applicable aggregate Exercise Price shall be booked as issue premium. Such issue premium shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalisation of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association. Following the issue of new Shares and the capital increase resulting therefrom, each of the Shares (existing and new) shall represent the same fraction of the Company’s share capital.

5.10.	Further information: Upon receipt of the Exercise Notice in relation to a Warrant, the Company may request the Holder of the relevant Warrant in writing to provide to the Company with such further declarations and documents, which are reasonably necessary to allow the Company to comply with all applicable legal and regulatory provisions in connection with the exercise of the Warrant and the issue or delivery of the Shares resulting therefrom.

5.11.	Listing of the Shares: the Company will procure, at its sole expense, that, upon exercise of the Warrant, the Shares issuable upon exercise of the Warrants be admitted to trading and listing on any principal stock exchange or other trading platform on which the Company’s other Shares are then admitted to trading and listing. the Company will use reasonable best efforts to ensure that the Shares issuable upon exercise of the Warrants may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Company’s other Shares are then listed or traded.

6.	Adjustments to the Shares and the Exercise Price

6.1.	Splits and reverse splits: If the Company subdivides its Shares into a greater number of Shares, the number of Shares issuable upon exercise of the Warrants pursuant to the Conditions shall be proportionately increased, and the Exercise Price shall be proportionately reduced. If the Shares are reduced, combined or consolidated into a lesser number of Shares, the Exercise Price shall be proportionately increased and the number of Shares issuable upon exercise of the Warrants pursuant to the Conditions shall be proportionately reduced.

6.2.	Reclassification, exchange, combinations or substitution, etc.: Upon any event whereby all of the Shares are reclassified, exchanged, combined, substituted, or replaced for, into, with or by Company securities of a different class and/or kind, then from and after the consummation of such event, each outstanding Warrant will be exercisable for the number, class and kind of Company securities that the Holder would have received had the Shares issuable upon exercise of such Warrant been issued and outstanding on and as of the consummation of such event, and subject to further adjustment thereafter from time to time in accordance with the provisions of these Conditions. Following such an event, the terms of these Conditions shall apply mutatis mutandis with respect to such other Company securities. The provisions of this section 6.2 shall similarly apply to successive reclassifications, exchanges, combinations, substitutions, replacements or other similar events.

6.3.	No other adjustments: Notwithstanding article 7:71 of the Belgian Companies and Associations Code, the Company may proceed with all actions that it deems appropriate in relation to its capital, its articles of association, its financial condition or its management, even if such actions would lead to a reduction of the benefits allocated to the Holder of Warrants, including but not limited to mergers, acquisitions, capital increases or reductions (including those subject to a condition precedent), incorporation of reserves in the capital with issuance of new shares, the distribution of dividends, the issuance of subscription rights, convertible bonds or other securities entitling the holder to subscribe for or acquire shares or other securities of the Company, the amendment of arrangements or provisions relating to the distribution of profits or liquidation proceeds (except if an amendment to the arrangements or provisions relating to the distribution of profits or liquidation proceeds would result in all of the then outstanding and existing Shares having preferred rights relating to the distribution of profits or liquidation proceeds as compared to the Shares to be issued upon exercise of the Warrants). Should the rights of a Holder with respect to the Warrants of such Holder be affected by such decision or transaction, then the Holder shall not be entitled to a change of the Exercise Price, a change of the exercise conditions or any other form of (financial or other) compensation, unless specifically provided for in sections 6.1 and 6.2 of these Conditions.

6.4.	Notice as to adjustments. Upon each adjustment of the number of Shares issuable upon exercise of the Warrants pursuant to the Conditions, substitution of such Shares, or adjustment of the Exercise Price in accordance with this section 6, the Company shall notify the Holder in writing in accordance with the provisions of section 9.4 within a reasonable time setting forth the relevant adjustment and facts upon which such adjustment is based.

7.	Representations AND Warranties OF THE HOLDER

Upon subscribing for or otherwise acquiring Warrants, and upon an exercise of Warrants, the Holder shall (and shall be deemed to) provide to the Company the following representations, warranties, agreements, covenants, undertakings and acknowledgements:

7.1.	Qualified Investor status. The Holder warrants, represents and agrees with the Company that it is either:

(a)	(i) a “qualified investor” within the meaning of Regulation 2017/1129 of the European parliament and of the council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended; and (ii) it is not in the United States and is not acting for the account or benefit of a person within the United States, and was located outside the United States at the time of subscribing or acquiring Warrants, and is acquiring Warrants or, if it is giving this representation and warranty in connection with an exercise of Warrants, acquiring Shares outside the United States in an “offshore transaction” as defined in Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “US Securities Act”) and not with a view towards, or for resale in connection with, the public sale or distribution thereof in a manner that would violate the US Securities Act; or

(b)	(i) a institutional “accredited investor” (an “IAI”) within the meaning of Rule 501(a) under the US Securities Act or a “qualified institutional buyer” (a “QIB”) as defined in Rule 144A (“Rule 144A”) under the US Securities Act or, if it is giving this representation and warranty in connection with an exercise of Warrants, acquiring Shares for its own account or for the account of one or more IAIs or QIBs with respect to whom it has the authority to make, and does make, the representations, warranties and agreements herein; (ii) the Warrants and Shares issuable pursuant to the Conditions have not been, and will not be, registered under the US Securities Act or with any state or other jurisdiction of the United States and that it is aware, and each legal or beneficial owner of the Warrants and Shares issuable pursuant to the Conditions has been advised, that the Warrants and Shares are being offered, issued and sold to it in accordance with the exemption from registration under the US Securities Act for transactions by an issuer not involving a public offering of securities in the United States; (iii) the Warrants and Shares issuable pursuant to the Conditions may not and will not be reoffered, resold, pledged or otherwise transferred by it except: (A) pursuant to a registration statement which has been declared effective under the US Securities Act; (B) outside the United States pursuant to Rule 903 or Rule 904 of Regulation S; (C) to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of another QIB a transaction meeting the requirements of Rule 144A; or (D) pursuant to Rule 144 under the US Securities Act (if available) or another exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in each case in accordance with all applicable securities laws of the states of the United States and any other relevant jurisdiction and, in the case of (C) and (D) above, only after delivery of an opinion of counsel or such other documentation as the Company may reasonably require to evidence compliance with the registration requirements of the US Securities Act; (iv) the Warrants and Shares issuable pursuant to the Conditions are “restricted securities” as defined in Rule 144(a)(3) under the US Securities Act; (v) it has not subscribed for or acquired the Warrants or, if it is giving this representation and warranty in connection with an exercise of Warrants, the Shares issuable pursuant to the Conditions as a result of any general solicitation or general advertising, including advertisements, articles, blogs, mass-distributed emails, notices, website postings (including any form of communication by social media) published in any newspaper or magazine (online or print versions), broadcast over any form of television or radio (including streaming and satellite transmissions substantially similar thereto) or any seminar, meeting, chatroom or conference call whose attendees have been invited by general solicitation or general advertising; (vi) for so long as the Warrants and Shares issuable pursuant to the Conditions are “restricted securities” (within the meaning of Rule 144(a)(3) under the US Securities Act), it will segregate such Warrants and Shares from any other warrants, Shares or other financial instruments of the Company that it holds that are not restricted securities, it shall not deposit such Warrants and Shares in any unrestricted depositary receipt facility established or maintained by a depositary bank in respect of financial instruments of the Company and it will only transfer such Warrants and Shares in accordance with this paragraph; (vii) if it is acquiring the Warrants or, if it is giving this representation and warranty in connection with an exercise of Warrants, the Shares issuable pursuant to the Conditions as a fiduciary or agent for one or more investor accounts, it has sole investment discretion with respect to each such account; (viii) it is acquiring such Warrants or, if it is giving this representation and warranty in connection with an exercise of Warrants, the Shares issuable pursuant to the Conditions for its own account (or the account of one or more IAIs or QIBs as to which it has sole investment discretion) for investment purposes and (subject to the disposition of its property being at all times within its control) not with a view towards, or for resale in connection with, the public sale or distribution thereof in a manner that would violate the US Securities Act; and (ix) the Company has not made any representation as to the availability of the exemption provided by Rule 144 or any other exemption under the US Securities Act for the reoffer, resale, pledge or transfer of Warrants and Shares issuable pursuant to the Conditions.

7.2.	Investment experience. The Holder understands that the acquisition of Warrants and Shares issuable pursuant to the Conditions involves substantial risk and the Holder has experience as an investor in securities of companies in the development stage or otherwise comparable to the Company, and acknowledges that the Holder can bear the economic risk of its investment in acquisition of Warrants and Shares issuable pursuant to the Conditions, and has such knowledge and experience in financial or business matters such that it is capable of evaluating the merits and risks of its investment in Warrants and Shares issuable pursuant to the Conditions.

7.3.	No voting or dividend rights. The Holder, as the Holder of this Warrant, will not have any voting rights with respect to general meetings of the Company nor any dividend rights until the underlying Shares have been issued to it upon the exercise of this Warrant.

8.	Representations and Warranties of the Company

The Company represents and warrants to the Holder as follows:

8.1.	Warrants duly authorised and issued: Any Warrants have been duly issued and allotted by the Company to their initial subscribers.

8.2.	Shares duly authorised and issued: Any Shares issued upon the exercise of a Warrant in accordance with the provisions of the Conditions will be duly and validly authorised and issued (subject to payment by the Holder of the relevant Exercise Price), and fully paid, and no further contributions in respect of such Shares will be required, and such Shares will be free from all taxes, liens and charges (other than liens or charges created by the Holder, income and other taxes incurred in connection with the exercise of the Warrant or taxes in respect of any transfer occurring contemporaneously therewith).

8.3.	Sufficient authority: The Company will at all times reserve and keep available a sufficient authority (whether pursuant to the authorised capital or otherwise on the basis of a decision by its general shareholders’ meeting) for the purpose of allowing for the exercise of the Warrants and the issuance of the Shares issuable upon exercise of the Warrants pursuant to the Conditions.

8.4.	Shareholder authority: The Company has obtained all necessary shareholder and third party consents (which consents are subsisting and remain sufficient and have not been revoked at the Issue Date) to allocate the Warrants to the Holder pursuant to the Conditions.

9.	Miscellaneous

9.1.	Binding nature of the Conditions: In the case of subscription for the Warrant, the subscriber shall be bound by, and deemed to have accepted, the present Conditions. In the event of a transfer of the Warrant (or any right thereto), the acquirer or transferee shall be bound by, and deemed to have accepted, the present Conditions.

9.2.	Severability: Whenever possible, the provisions of the Conditions shall be interpreted in such a manner that they are valid and enforceable under the applicable legislation. If any provision in these Conditions is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, then such provision or part of it shall be deemed not to form part of these Conditions, and the legality, validity or enforceability of the remainder of these Conditions shall not be affected. In that event, the illegal, invalid or non-enforceable provision or part thereof is automatically replaced with the legal, valid and enforceable provision that is the closest to the original provision or part thereof as regards content, bearing and intention.

9.3.	Expenses: The Company shall pay any taxes, duties and/or expenses payable in connection with the issue or delivery of the Warrants. The Company shall also pay all costs associated with the admission of the relevant Shares to trading and listing pursuant to section 5.12. Notwithstanding the foregoing, the Holder shall pay all taxes, duties and/or expenses, including any applicable depository charges, transaction or exercise charges, stamp duty, stamp duty reserve tax, issue, registration, securities transfer and/or other taxes or duties arising in connection with the exercise or a transfer of Warrants. The Company shall not be liable for or otherwise obliged to pay any tax, duty, withholding or other payment which may arise as a result of the ownership, exercise or enforcement of Warrants, and all payments made by the Company shall be made subject to any such tax, duty, withholding or other payment which may be required to be made, paid, withheld or deducted.

9.4.	Notices: Any notice, notification, demand or other communication (“notice”) to be given under these Conditions shall be in writing, shall specifically refer to these Conditions, and shall be addressed to the appropriate party at the address specified below or such other address as may be specified by such party in writing in accordance with this section 9.4, and shall be deemed delivered and effective for all purposes: (i) when given personally; (ii) upon actual receipt if given by electronic mail provided the sending party has not received an automated message indicating that the e-mail delivery failed; or (iii) on the second (2nd) Business Day following delivery to a reliable overnight courier service, courier fee prepaid and return receipt requested. The current details for notices are:

(a)	if to the Company: the address of the Company’s registered office, with the notice made for the attention of the General Counsel of the Company, or the address for notices to the Company pursuant to the Subscription Agreement.

(b)	if to a Holder: to such Holder’s address as set out in the warrant register book.

9.5.	Governing law: The Conditions, the Warrants and any non-contractual obligations arising out of or in connection with each of them are governed by, and are to be construed in accordance with, Belgian law.

9.6.	Competent court: These Conditions and the rights and obligations of the Company and the Holder shall be subject to the exclusive jurisdiction of courts within the city of Brussels (Belgium) in their territorial scope and, if permitted by law, using the French language or, if not so permitted, using the Dutch language, and shall be governed by and construed in accordance with Belgian substantive law (to the exclusion of conflict of law rules and international treaties).

Schedule 1

Form of Confirmation

To:	[[name], a company organised and existing under the laws of [jurisdiction], with registered office at [address] and registered with [applicable company register] under number [number] [Drafting note: for legal entity]/[[name], of [nationality], residing at [address] [Drafting note: for natural person]] (the “Holder”)

Re: Exact Sciences Warrants – Confirmation

Dear all,

The present letter (the “Confirmation”) is sent on behalf of MDxHealth SA, a limited liability company (société anonyme) organised and existing under the laws of Belgium, with registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, registered with the register for legal entities (registre des personnes morales) under number 0479.292.440 (RLP Liège, division Liège) (the “Company”).

Reference is made to the Exact Sciences Warrants that have been issued by the Company on [●], 2024 (the “Warrants”). Capitalised words and expressions used herein will, unless otherwise defined herein, have the same meaning as in the terms and conditions of the Warrants (the “Conditions”).

The Company hereby confirms to the Holder that on [date] the Holder was registered in the warrant register of the Company as the owner of [number] Warrants.

The aforementioned Warrants are in registered form, and the present Confirmation does not constitute a bearer instrument incorporating any rights to the aforementioned Warrants, and does not confer any rights to the Warrants.

On behalf of the Company:

By:
	Name:	[●]
	Title:	[●]
	Date:	[●]

Schedule 2

Form of Exercise Notice

To:	MDxHealth SA CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz 31 4040 Herstal Belgium

Re: Exact Sciences Warrants – Exercise Notice

Dear all,

The present letter (the “Exercise Notice”) is sent on behalf of [[name], a company organised and existing under the laws of [jurisdiction], with registered office at [address] and registered with [applicable company register] under number [number] [Drafting note: for legal entity]/[[name], of [nationality], residing at [address] [Drafting note: for natural person]] (the “Holder”).

Reference is made to the Exact Sciences Warrants that have been issued by MDxHealth SA, a limited liability company (société anonyme) organised and existing under the laws of Belgium, with registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, registered with the register for legal entities (registre des personnes morales) under number 0479.292.440 (RLP Liège, division Liège)) (the “Company”) on [●], 2024 (the “Warrants”). Capitalised words and expressions used herein will, unless otherwise defined herein, have the same meaning as in the terms and conditions of the Warrants (the “Conditions”).

The Holder hereby:

1.	notifies the Company that it irrevocably and unconditionally exercises [number] Warrant[s] and subscribes for [number] new Shares in accordance with the Conditions;

2.	requests that the Company confirms the details of the Exercise Account as soon as practicably possible via email to [email address];

3.	confirms it shall pay the aggregate amount of the Exercise Price of the Warrants exercised, being USD [●] by means of a wire transfer of such amount in immediately available funds in USD to the Exercise Account;

4.	undertakes to fill in and sign any additional document that may be reasonably requested by the Company to proceed with the issuance of the [number] new Shares and the related capital increase;

5.	provides to the Company the representations, warranties, agreements, covenants, undertakings and acknowledgements set out in section 7 of the Conditions as at the date of the present Exercise Notice;

6.	the Shares to be issued as a result of the exercise of the Warrants are to be delivered to an account in the name of the Holder and recorded in the component of the Company’s share register that is maintained in the United States with the Company’s transfer agent and registrar in the United States, in accordance with the following instructions:

Name of the Holder:	[●]
Address of the Holder:	[●]

On behalf of the Holder:

By:
	Name:	[●]
	Title:	[●]
	Date:	[●]